Filed Pursuant to Rule 253(g)(2)

File No. 024-11298

REALTYMOGUL APARTMENT GROWTH REIT, INC.

SUPPLEMENT NO. 6 DATED MARCH 24, 2023

TO THE OFFERING CIRCULAR DATED DECEMBER 30, 2022

This document supplements, and should be read in conjunction with, the offering circular of RealtyMogul Apartment Growth REIT, Inc. (“we,” “our,” “us” or the “Company”), dated December 30, 2022 (the “Offering Circular”), as supplemented. Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to:

●	Update the status of our follow-on offering; and
●	Update our distributions; and
●	Update our plan of operation; and
●	Update our how to subscribe.

Status of our Follow-on Offering

As previously discussed in the Offering Circular, we commenced our initial offering pursuant to Regulation A (the “Offering”) of $50,000,000 in shares of common stock on August 23, 2017. On December 23, 2020, we commenced our follow-on offering pursuant to Regulation A (the “Follow-on Offering”) (together with the Offering, the “Offerings”) of $43,522,230 in shares of common stock. We are continuing to offer in this Follow-on Offering up to $57,903,648 in our common stock, which represents the value of the stock available to be offered as of December 8, 2022 out of the rolling 12-month maximum offering amount of $75,000,000 in our common stock. As of February 28, 2023, we had raised total aggregate gross offering proceeds of approximately $58,883,000 and had issued approximately 5,665,000 shares of common stock in the Offerings, purchased by approximately 3,400 unique investors.

The Follow-on Offering is expected to terminate on or before December 23, 2023, unless extended by our board of directors, as permitted under applicable law and regulations.

Distributions

On January 1, 2023, our board of directors authorized a daily cash distribution of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning January 1, 2023 and ending on January 31, 2023 (of $0.0014005479 per share from January 1, 2023 to January 9, 2023, and of $0.0013783562 per share from January 10, 2023 to January 31, 2023), and $0.0013783562 per share of the Company’s common stock to stockholders of record as of the close of business on each day of the period beginning February 1, 2023 and ending on February 28, 2023 and beginning March 1, 2023 and ending on March 31, 2023 (each, a “Distribution Period”). Our board of directors expects that the distributions for the Distribution Periods will be paid on or before April 15, 2023.

This distribution equates to approximately 4.5% on an annualized basis assuming a $11.36 per share net asset value (“NAV”) (the then-current purchase price for the period from January 1, 2023 to January 9, 2023) and calculated for the Distribution Period beginning January 1, 2023 and ending on January 31, 2023, and approximately 4.5% on an annualized basis assuming $11.18 per share NAV (the current purchase price effective January 10, 2023), calculated for the Distribution Periods beginning February 1, 2023 and ending on February 28, 2023 and beginning March 1, 2023 and ending on March 31, 2023. The annualized basis return is not a guarantee or projection of future returns, and the board of directors may in the future declare lower distributions or no distributions at all for any given period.

While the board of directors is under no obligation to do so, the annualized basis return assumes that the board of directors will declare quarterly distributions in the future similar to the distribution disclosed herein.

Plan of Operation

The following information supplements the section of our Offering Circular captioned “Plan of Operation – Results of Operations”:

As of March 24, 2023, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $240 million. Since inception, the aggregate value of the properties owned by or underlying loans and other investments made by us was approximately $385 million. The aggregate value of all underlying properties in RealtyMogul Apartment Growth REIT, Inc. is based on the most recent internal valuations as of the end of the fiscal quarter upon which our most recently announced NAV per share is based pursuant to our valuation policies; provided, however, the aggregate value of any preferred equity investments is based on the most recent purchase price of the asset and the value of properties underlying investments acquired since the most recent NAV per share was announced are based on the most recent purchase prices. As with any methodology used to estimate value, the methodology employed by our affiliates’ internal accountants or asset managers is based upon a number of estimates and assumptions about future events that may not be accurate or complete. For more information, see the “Description of Our Common Stock – Valuation Policies” section of our Offering Circular, a copy of which can be found here: https://www.sec.gov/Archives/edgar/data/1699573/000149315222036864/form253g2.htm.

The following information supplements the section of our Offering Circular captioned “Plan of Operation –Acquisitions”:

Restoration on Candlewood – Oklahoma City, Oklahoma

On March 21, 2023, we acquired a $5,250,000 preferred equity investment (the “PE Investment”) in an entity that owns a 328-unit, Class B apartment community (the “Property”) in Oklahoma City, Oklahoma.

We acquired the PE Investment from Realty Mogul Commercial Capital, Co. (“RMCC”), a wholly-owned subsidiary of Realty Mogul, Co., for a total of $5,250,000, which represents the principal amount. RMCC sold the investment on the same day of the acquisition closing and therefore there was no accrued but unpaid interest as of the purchase date. The PE Investment has a 3-year term and is interest only with a fixed interest rate of 15.50% per annum. There is no current pay requirement; interest accrues on a monthly basis and is cumulative and compounding to the extent unpaid. We have capitalized a $300,000 payment reserve in order for the real estate company sponsoring the transaction to pay a 7% current interest per annum during the first year of operation as the real estate company stabilizes operations pursuant to the business plan described below. All accrued interest must be paid in full before the common equity receives a distribution. The Company’s basis on the transaction is $82,164 per unit, which is over $12,000 per unit below any of the Property’s sales comparables.

Originally constructed in 1971 but extensively renovated in 2021 and 2022, the Property is composed of 96 one-bedroom, 150 two-bedroom, 77 three-bedroom, and 5 four-bedroom units. The Property’s units are generally larger than those of its competitors, with an average unit size of 1,019 square feet. Previous ownership of the Property vacated all units while completing an expansive $11,000,000 exterior and interior renovation on the Property; however, the previous owner was not able to complete the lease-up before its loan maturity, and the Property was 65.9% occupied as of March 14, 2023. The business plan for the Property is to complete the lease-up of the newly renovated Property and manage the Property with institutional quality processes. Almost all units were upgraded with stainless steel appliances, new hardware, new vinyl plank flooring, new lighting, and new in-unit washer and dryers. We believe the Property stands out among its competitors with its recent extensive renovations including unit upgrades, pool area renovations, gas grilling station installations, community picnic pavilion addition, and dog park creation. The real estate company sponsoring the transaction plans to invest an additional $275,000 to ensure all units are rent ready as well as complete all remaining necessary deferred maintenance.

The real estate company sponsoring this transaction is a Colorado-based real estate investment company that has acquired more than 6,000 units of multifamily property with an aggregate value of over $1 billion. The real estate company is vertically integrated with in-house property management operations.

In line with the investment strategy of the Company, the Property is situated in a growth submarket, Northwest Oklahoma City, which is part of the Oklahoma City metropolitan statistical area (“MSA”). According to the 2020 U.S. Census, Oklahoma City was just one of 14 cities nationwide to add more than 100,000 people from 2010 to 2020. Over that same time period, Oklahoma City saw a 17.4% increase in its population, which is more than double the 7.4% national average and more than triple the 5.5% state average. With respect to future growth, CoStar shows that as of 2022, Northwest Oklahoma City is projected to grow by 3.8% between 2023 and 2028. According to Niche, Oklahoma City boasts a top 40 ranking on cost of living, speaking to the attractiveness of the city as a relocation destination. Oklahoma City additionally posted a January 2023 unemployment rate of 3.0% which is a top 15 ranking for cities with a minimum 1,000,000 metropolitan population. With over $11,000,000 in capital improvements made to the Property since 2021, we believe the Property is well positioned to take advantage of increasing rents in the Oklahoma City MSA.

In connection with the PE Investment, RMCC received an origination fee in the amount of $157,500. In addition, RMCC will be entitled to receive a servicing fee in connection with the PE Investment.

How to Subscribe

The following information supersedes and replaces the section of our Offering Circular captioned “How to Subscribe – Purchases of Shares by Retirement Accounts”:

With respect to any investor who elects to open a new account with our preferred independent custodian to purchase shares through an IRA or other tax deferred account, our Sponsor will not pay custodial account maintenance fees. Neither we nor any of our affiliates are affiliated with, or receive any compensation or any other remuneration from, any such custodian. Any statements made or information provided by such custodian are made solely by such custodian and do not represent of the position or opinions of, are not endorsed by and are not binding on us or our affiliates.